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A love story about being seen...
even when you're trying to disappear.
#blindhope
by Charo Toledo
equity campaign starts 7/23/26

The island that made me, and the film it gave me...

People ask why I set #BlindHope in Puerto Rico. The honest answer: because the island is not a backdrop, it is a character. It is the sound, the salt, the stubborn hope. It is where I learned that being seen is the bravest thing a person can survive.

That is the story at the center of this film. A girl the world looked past. A boy who finally looks at her. A brotherhood that becomes family. A song called "I See You" that says the thing none of them can.

On July 23 we open our Community Round on CineBlock Films, a way for our community to take part in this story's journey. Not a donation. A way to believe out loud, together.

Save the date. And if one person comes to mind who loves a love story with teeth, forward this to them. That is how familia grows.

Con cariño,
Charo









Disclaimer

BH Movie LLC is "testing the waters" to gauge potential investor interest in a possible Regulation Crowdfunding offering. No money or other consideration is being solicited or accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the Securities and Exchange Commission and any such offer is made only through an approved funding portal. Any indication of interest involves no obligation or commitment of any kind.

For more Information / Para más información



La isla que me hizo, y la película que me regaló...





Me preguntan por qué ambienté BlindHope en Puerto Rico. La respuesta honesta: porque la isla no es un telón de fondo, es un personaje. Es el sonido, la sal, la esperanza terca. Es donde aprendí que ser vista es lo más valiente que una persona puede sobrevivir.

Esa es la historia en el centro de esta película. Una muchacha a quien el mundo pasó por alto. Un muchacho que por fin la mira. Una hermandad que se vuelve familia. Una canción llamada "I See You" que dice lo que ninguno se atreve.

El 23 de julio abrimos nuestra Community Round en CineBlock Films, una manera para que nuestra comunidad sea parte del camino de esta historia. No es una donación. Es una forma de creer en voz alta, juntos.

Aparta la fecha. Y si se te viene a la mente una persona que ama las historias de amor con garra, reenvíale esto. Así crece la familia.

Con cariño,
Charo

Charo Entertainment LLC | 1812 W Burbank Blvd 1015 | Burbank, CA 91506 US